PHILLIPS 66 PARTNERS LP

3010 Briarpark Drive

Houston, Texas 77042

May 6, 2013

Via EDGAR and Fedex

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	H. Roger Schwall

Division of Corporation Finance

Re:	Phillips 66 Partners LP

Registration Statement on Form S-1

Filed March 27, 2013

File No. 333-187582

Ladies and Gentlemen:

Set forth below are the responses of Phillips 66 Partners LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 25, 2013, with respect to the Partnership’s Form S-1 initially filed with the Commission on March 27, 2013, File No. 333-187582 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we have hand delivered five copies of this letter, as well as five copies of Amendment No. 1 marked to show all changes made since the initial filing of the Registration Statement.

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the marked copy of Amendment No. 1 unless otherwise indicated.

Phillips 66 Partners LP

May 6, 2013

Registration Statement on Form S-1 Filed March 27, 2013

General

1. We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts, supply the partnership agreement, and update the disclosure as necessary. Please remember to allow enough time to respond to all such staff comments. Also please provide updated information regarding the status of your NYSE listing application, promptly provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A, and update your disclosure accordingly.

Response: We acknowledge the Staff’s comment and have filed as Appendix A to Amendment No. 1 the form of the First Amended and Restated Agreement of Limited Partnership of Phillips 66 Partners LP. We also wish to inform the Staff that the NYSE has scheduled the Partnership for a pre-filing confidential review on May 16, 2013. Once the NYSE has cleared us for filing, we will file a listing application with the NYSE. We undertake to provide in future amendments updated information regarding the status of our NYSE listing application, as well as all omitted exhibits and all information in the Registration Statement that we are not entitled to omit under Rule 430A. We will allow sufficient time for the Staff to review our complete disclosure and for us to respond to any comments that may result from the Staff’s review prior to the distribution of the preliminary prospectus.

2. At page 58, you state that “substantially all of our revenue and a significant portion of our expenses will be determined by contractual arrangements that we will enter into with Phillips 66 at the closing of this offering.” You refer to “multiple commercial agreements with Phillips 66” at page 80. Please file as an exhibit, preferably in your next amendment, the partnership agreement and describe the principal terms of each material agreement between you and the general partner or Phillips 66. For example, discuss in an appropriate place and in necessary detail the duration, price, and volume components of your various agreements with Phillips 66, such as those you reference at pages 20, 26, 31, and 33. Also provide the reader with additional information to put the duration terms you discuss generally at page 81 in proper context with regard to scope and the total percentage of throughput involved in each case.

Response: We acknowledge the Staff’s comment and have filed as Appendix A to Amendment No. 1 the form of the First Amended and Restated Agreement of Limited Partnership of Phillips 66 Partners LP.

In addition, we refer the Staff to the following disclosure in Amendment No. 1 for a detailed discussion of the duration, price and volume components of our commercial agreements with Phillips 66:

•	The tables included on pages 6 and 93 of Amendment No. 1 under “Summary—Our Commercial Agreements with Phillips 66” and “Business—Our Commercial

Phillips 66 Partners LP

May 6, 2013

Agreements with Phillips 66,” respectively, in which we identify the initial term, maximum additional renewal terms, and Phillips 66’s applicable minimum volume commitment and capacity reservation under each of the commercial agreements. We have revised these tables to include the applicable tariffs and fees that will apply to the minimum volume commitments under these agreements.

•

The table entitled “Volumes handled” included on page 55 of Amendment No. 1 under “Cash Distribution Policy and Restrictions on Distributions—Significant Forecast Assumptions—Volumes,” in which we identify Phillips 66’s minimum volume commitments and capacity reservation for crude oil and refined petroleum products, in the aggregate, for our pipelines and terminals, as well as the actual historical and estimated forecasted volumes for the pipelines and terminals.

•

The narrative disclosure included on pages 92 through 101 of Amendment No. 1 under “Business—Our Commercial Agreements with Phillips 66,” in which we describe the material terms of our commercial agreements with Phillips 66, including Phillips 66’s applicable minimum volume commitments and capacity reservation, and the circumstances under which Phillips 66’s minimum volume commitments may be reduced. We have also revised this disclosure to identify specific pricing terms that will be included in the commercial agreements, including the applicable published per-barrel tariff rates for our pipelines and a range of per-barrel fees for our terminals. In order to provide the reader with additional context regarding the relative significance of these commercial agreements to our operations, we have also revised the disclosure to include, with respect to the specific pipeline, terminal and storage assets covered by each commercial agreement, the percentage of the revenues generated by such assets for the year ended December 31, 2012, on a pro forma basis, that would have been attributable to Phillips 66’s minimum volume commitments under such commercial agreement, had such commercial agreement been in effect during that period.

We have identified the range of per-barrel fees to be paid by Phillips 66 under our terminal services agreements instead of the individual per-barrel fees because we consider such pricing information to be confidential commercial information. We respectfully advise the Staff that we will submit a confidential treatment request for the Staff’s consideration with respect to such confidential commercial information when we file the terminal services agreements in a future amendment.

3. Please provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act, added by Section 105(a) of the JOBS Act, by any broker or dealer that is participating or will participate in your offering.

Phillips 66 Partners LP

May 6, 2013

Response: We have not provided, nor have we authorized anyone to provide on our behalf, written materials to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act. The underwriters that are participating in the Partnership’s initial public offering have confirmed to us that they have not published or distributed any research reports about the Partnership in reliance upon Section 2(a)(3) of the Securities Act. We undertake to supplementally provide the Staff with any such materials to the extent such materials are utilized in the future.

4. As soon as practicable, please furnish to us a statement as to whether the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

Response: We acknowledge the Staff’s comment and undertake to provide the requested statement and a copy of the FINRA no-objections letter to the Staff as soon as such information becomes available.

Prospectus Cover Page

5. At page 13, you refer to the “shortfall” you would have experienced for the year ended December 31, 2012. Please revise the related cover page disclosure to quantify the amount of this deficiency.

Response: The Registration Statement has been revised as requested. Please see the cover page of the preliminary prospectus.

Summary of Conflicts of Interest and Duties, page 10

6. To the extent known or previously disclosed publicly, also describe Phillip 66’s intentions with regard to your potential desire to seek higher tariffs and to connect your pipelines with other third parties, and similar business plans which would be expected to have a likely material effect on your business and results of operations. Also summarize the principal terms of the new credit facility.

Response: We acknowledge the Staff’s comment. The Registration Statement has been revised as requested. Please see page 10 of Amendment No. 1. We also respectfully advise the Staff that we are continuing to negotiate the principal terms of our new credit facility and will summarize the principal terms of the new credit facility in a future amendment once those terms are finalized.

Phillips 66 Partners LP

May 6, 2013

Limited Call Right, page 15

7. We note that the general partner has the right in certain circumstances to call and purchase all common units. Disclose whether this threshold would be met at the time the subordinated units convert, based on the number of such units expected to be outstanding at the time this offering concludes. We note the related risk factor disclosure at page 39. Also, please advise us whether you will comply with the tender offer rules and file a Schedule TO if this right is exercised, if applicable. If you believe an exemption from the tender offer rules would be available, please explain why.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to reflect that, based on the percentage of common units owned by our general partner and its affiliates as of the consummation of the offering, and assuming that the Partnership has not issued any additional common units, our general partner and its affiliates would not have the ability to exercise the call right upon the conversion of our subordinated units. Please see pages 15 and 35 of Amendment No. 1. In addition, Rule 13e-4(h)(1) of the Securities Exchange Act of 1934 provides that “this rule shall not apply to calls or redemptions of any security in accordance with the terms and conditions of its governing instruments.” Our partnership agreement (the instrument that governs the terms and conditions of our common units), which we have filed as Appendix A to Amendment No. 1, expressly provides our general partner or any of its affiliates with the limited call right. Consequently, we believe that the tender offer rules are not applicable to the limited call right of our general partner and therefore we do not expect that our general partner would file a Schedule TO if this right is exercised.

Risk Factors, page 19

8. Please revise and shorten this 27-page section to comply with Item 503(c) of Regulation S-K. That Item indicates in part that your risk factors discussion “must be concise and organized logically. Do not present risks that could apply to any issuer or any offering.” Note also that Securities Act Release 33-6900 indicates that “meticulous care should be taken to assure that investors are provided with clear, concise and understandable disclosure” as required by Commission rules. Your risk factors should be brief and to the point.

Response: We acknowledge the Staff’s comment and have undertaken to shorten and refine our Risk Factors section. Please see “Risk Factors” beginning on page 20 of Amendment No. 1.

Phillips 66 Partners LP

May 6, 2013

Risks Related to Our Business, page 19

We might not have sufficient cash from operations, page 20

9. Please disclose in this risk factor, if true, that there is no limit on the fees and expense reimbursements that you may be required to pay to the general partner and its affiliates.

Response: The Registration Statement has been revised as requested. Please see pages 21, 33, 135 and 162 of Amendment No. 1.

Use of Proceeds, page 47

10. Provide additional detail regarding the “general partnership purposes” you reference, quantifying the various items to which you expect to allocate the proceeds, to the extent known. See generally Item 504 of Regulation S-K, as well as Instructions 3 and 5, if applicable.

Response: The Registration Statement has been revised as requested. Please see pages 12 and 42 of Amendment No. 1.

Cash Distribution Policy and Restrictions on Distributions, page 50

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2012, page 54

11. You present pro forma information for the year ended December 31, 2012, and twelve months ended March 31, 2014. Please advise us whether you intend to provide updated disclosure in that regard and, if not, whether presenting a different period would have yielded different results.

Response: We acknowledge the Staff’s comment and supplementally advise the Staff that we are in the process of updating our pro forma information and will include in a future amendment updated disclosure for the twelve months ended March 31, 2013, and the twelve months ending June 30, 2014.

12. We note that you present pro forma cash available for distribution of $61.7 million for the year ended December 31, 2012, and an estimate of cash available for distribution of $66.1 million for the twelve months ended March 31, 2014. We understand from your disclosure on page 50 that your cash distribution policy is to make minimum quarterly distributions to the extent you have sufficient cash from operations after the establishment of cash reserves and the payment of costs and expenses. Given the manner by which your cash distribution policy has been expressed we would like to understand how you determined that presenting computations based on adjustments to net income and EBITDA rather than operating cash flows would more easily demonstrate your approach.

Phillips 66 Partners LP

May 6, 2013

We would also like to understand how your measure of cash available for distribution compares to the measure of distributable cash flow which you intend to make in the future, according to your disclosure on page 82. Since you indicate you will view this as a performance measure, rather than a measure of cash that would in fact be distributable, a liquidity measure, it may be appropriate to choose an alternate label that is more representationally faithful. Please revise as necessary to clarify the nature of this non-GAAP measure, and to explain why these two measures will not achieve the same result, if this is your view.

Response: We acknowledge the Staff’s comment and have revised the manner by which our cash distribution policy has been expressed. Instead of referring to “cash from operations,” we will refer to “available cash” where we describe our cash distribution policy. Available cash is a defined term in our partnership agreement and represents the cash that we will be required to distribute each quarter.

We acknowledge that we generally use the terms “cash available for distribution” and “distributable cash flow” interchangeably, and in that regard we have revised the Registration Statement to use only the term distributable cash flow when referring to the metric we use to measure whether we have generated from our operations, or “earned,” a particular amount of cash sufficient to support the payment of the minimum quarterly distribution. As described under “Provisions of Our Partnership Agreement Relating to Cash Distributions—Operating Surplus and Capital Surplus—Operating Surplus” beginning on page 59 of Amendment No. 1, our partnership agreement contains the concept of “operating surplus” to determine whether our operations are generating sufficient cash to support the distributions that we are paying, as opposed to returning capital to our partners. Because operating surplus is a cumulative concept (measured from the initial public offering date, and compared to cumulative distributions from the initial public offering date), the terms “cash available for distribution” and “distributable cash flow” are widely used in the master limited partnership (“MLP”) industry to approximate this operating surplus concept on a quarterly or annual, rather than a cumulative, basis. As a result, these terms are not necessarily indicative of the actual cash we have on hand to distribute or that we are required to distribute. As described above, the amount of cash that we are required to distribute is defined under our partnership agreement as “available cash,” which is calculated without regard to whether the cash was generated from operations. Under our partnership agreement, a distribution of available cash from a source other than operating surplus results in return of capital to the partners and has additional consequences to the limited partners, such as reducing the minimum quarterly distribution and the target distribution levels. Consequently, we intend to make distributions of available cash from operating surplus. We believe that using the measure of distributable cash flow is an appropriate and meaningful way to demonstrate that the cash we distribute was actually generated by the operation of our business.

We believe presenting distributable cash flow computations based on adjustments to net income and EBITDA is an appropriate and useful presentation. We believe that EBITDA is a well-established measure among MLP investors that is used primarily to assess performance trends among different reporting periods, as well as to make performance comparisons with other MLPs. Moreover, the presentation of forecasted and pro forma EBITDA and distributable cash

Phillips 66 Partners LP

May 6, 2013

flow (or cash available for distribution) in MLP initial public offering registration statements has been a well-established practice for many years and is familiar to MLP investors. We believe that significant departure from this practice would likely be confusing to investors.

We believe that EBITDA can be used both as a performance measure and as a liquidity measure. As such, we have reconciled historical EBITDA to both historical net income and historical net cash provided by operating activities, while reconciling pro forma EBITDA and forecasted EBITDA only to pro forma net income and forecasted net income, respectively. Similarly, distributable cash flow can be both a performance and a liquidity measure. Since we only present distributable cash flow on a pro forma and forecasted basis, we have reconciled it only to pro forma net income and forecasted net income, respectively, and are unable to reconcile it to pro forma or forecasted net cash provided by operating activities as we did not present a pro forma or forecasted statement of cash flows. Article 11 of Regulation S-X neither requires the presentation of a pro forma statement of cash flows nor provides any guidance on preparing a pro forma statement of cash flows. If we were able to reconcile pro forma or forecasted distributable cash flow to net cash provided by operating activities, we would generally expect working capital changes and maintenance capital expenditures to be the primary differences between distributable cash flow and net cash provided by operating activities. In that regard, we respectfully note to the Staff that maintenance capital expenditures are separately presented in our pro forma and forecasted computations of distributable cash flow, and that working capital changes were not significant in our historical statements of cash flows. As a result, we believe that the pro forma and forecasted computations of distributable cash flow as presented in Amendment No. 1 under “Cash Distribution Policy and Restrictions on Distributions” are sufficiently clear to investors and not misleading, and are useful in demonstrating the ability of our business to generate cash sufficient to support the payment of the minimum quarterly distribution for the pro forma and forecast periods presented.

Following our initial public offering, we undertake to reconcile historical distributable cash flow to both historical net income and historical net cash provided by operating activities when distributable cash flow is presented in future Exchange Act reports and Securities Act registration statements.

Estimated Cash Available for Distribution for the Twelve Months Ending March 31, 2014, page 56

13. We note that you intend make quarterly distributions, but that you have provided projected information only for the twelve months ending March 31, 2014. Insofar as you intend to make quarterly distributions, please revise the tabular entries to make this presentation on a quarterly basis.

Response: We acknowledge the Staff’s comment and the Registration Statement has been revised to demonstrate, in tabular format, our ability to make payments on a quarterly basis for the twelve months ending March 31, 2014. Please see page 52 of Amendment No. 1. We also supplementally advise the Staff that we are in the process of updating our forecasted cash available for distribution and undertake to provide projected information on a quarterly basis for the twelve months ending June 30, 2014, in a future amendment.

Phillips 66 Partners LP

May 6, 2013

Significant Forecast Assumptions, page 58

14. With a view toward enhanced disclosure, please explain to us the reason(s) for the significant increase in anticipated crude oil throughput that is reflected in the forecasted twelve months tabular entry at page 60.

Response: We acknowledge the Staff’s comment and respectfully advise that the increase in anticipated crude oil throughput is primarily due to significant refinery maintenance turnaround activity at Phillips 66’s Lake Charles refinery during the first half of 2012, which resulted in lower crude oil throughput volumes during that period. We have revised the Registration Statement to reflect the primary reason for the increase in anticipated crude oil throughput in the table. Please see page 54 of Amendment No. 1.

Management, page 126

Compensation of Our Officers and Directors, page 130

15. We note that you “not directly employ any of the persons responsible for managing or operating [y]our business,” but that your general partner will reimburse “Phillips 66 for the compensation and benefits of the Phillips 66 employees, including executive officers, who provide services to operate [y]our business.” To the extent that a material amount of the compensation to be paid to those employees at Phillips 66 will be for services provided to the partnership, provide information about Phillips 66’s compensation arrangements that complies with Item 402 of Regulation S-K, as appropriate.

Response: The Registration Statement has been revised as requested. Please see pages 126 through 132 of Amendment No. 1.

Conflicts of Interest, page 140

16. Please provide additional disclosure here or at page 127 regarding how the conflicts committee will operate. Disclose who is charged with identifying the conflicts and explain how they are brought to the committee’s attention. We note that the general partner is not obligated to seek the approval of the conflicts committee. Please also discuss whether a transaction still could be approved by the general partner even if the committee determines that there is a conflict and does not approve the matter. Explain whether the general partner could still find the resolution of the conflict to be “fair and reasonable” notwithstanding the failure of the conflicts committee to have approved it after having considered the matter.

Response: The Registration Statement has been revised as requested. Please see pages 123, 140 and 141 of Amendment No. 1.

Phillips 66 Partners LP

May 6, 2013

Lock-up Agreements, page 165

17. If the underwriters have any understandings, tacit or explicit, or any present intent to release the lock-ups early, disclose this.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that there are currently no understandings, tacit or explicit, or any present intent to release the lock-ups early.

We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests. Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Bill Finnegan at (713) 546-7410 or Brett Braden at (713) 546-7412.

Very Truly Yours,

PHILLIPS 66 PARTNERS LP

By:	Phillips 66 Partners GP LLC, its general partner

By:	/s/ Greg G. Maxwell
Greg G. Maxwell
Vice President and Chief Financial Officer

Cc:	Paul Monsour, Securities and Exchange Commission

Timothy Levenberg, Securities and Exchange Commission

John Cannarella, Securities and Exchange Commission

Karl Hiller, Securities and Exchange Commission

Bill Finnegan, Latham & Watkins LLP

Brett Braden, Latham & Watkins LLP

G. Michael O’Leary, Andrews Kurth LLP

David Buck, Andrews Kurth LLP